SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                         |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                         No |X|

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

TITLE OF THE RELEASE
PRANA PLANS TO INITIATE PHASE II/III ALZHEIMER’S DISEASE
STUDY

Study Enables Company to Move from Pre-Clinical to Late Stage Clinical

COPY RELEASE

Melbourne, Australia -October 18, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), today announced that it plans to initiate a Phase II/III study to examine the effect of PBT-1 in moderate to severe Alzheimer’s disease patients in the late first quarter or the second quarter of 2005.

The Phase II/III study on PBT-1 will be known as the PLACQUE (Progression Limiting in Alzheimer’s: ClioQUinol’s Efficacy study) and will be conducted under the overall direction of Dr. Craig Ritchie of the Royal Free Campus, University College London. “The results from the recently released CQADEX study have provided supportive evidence for the conclusions of our double-blind Phase II trial,” said Dr. Ritchie. “It is with some optimism that we look forward to further testing of this drug in a much larger study. Of the third generation drugs for Alzheimer’s disease, clioquinol appears to be one of the lead candidates to make it into the clinic and to have a significant impact on both clinical symptoms and disease progression.”

Plans for the study include enrollment of 435 patients in the United Kingdom, Australia, and the Republic of South Africa under double blind conditions. Patients will be treated for 52 weeks, and randomized into placebo and two treatment arms (125 mg and 250 mg BID). Prana currently anticipates that the results will be available no sooner than late 2006 but expects to be able to provide updates as the trial progresses.

“The initiation of the study allows us to make a substantial leap forward of two to three years in terms of the amount of time it will take to achieve potentially pivotal results with our core MPAC platform,” said Dr. Jon Alsenas, CEO of Prana Biotechnology. “In addition, securing the patent of PBT-1 in August enables us to leap from being an early stage, pre-clinical company to a late stage company with a drug in advanced clinical trials.”

Prana’s decision to advance PBT-1 into advanced clinical trials was strongly influenced by the promising proof-of-principle Phase II results published in the December 2003 Archives of Neurology, as well as the extension phase results from that study that was released on October 12, 2004, demonstrating the deterioration of Alzheimer’s disease patients was significantly slowed when compared to their predicted rate of decline. The differences in the rates of predicted decline and the actual decline suggest that PBT-1 has a disease-modifying treatment effect, not simply a cognition enhancing effect.

Dr. Alsenas concluded, “Prana will soon have two very promising drugs in the clinic with PBT-2, our other clinical candidate, which is expected to start a Phase I clinical trial in early 2005.”

Today at 12:30PM, Prana’s Management will host an Analyst Day at The Four Seasons, in New York City. Featured speakers will include Dr. Ashley Bush, Professor Rudolph Tanzi, Neurology, Harvard Medical School, Massachusetts General Hospital, Dr. Craig William Ritchie, Psychiatry, Royal Free Campus, University College London, UK and Medical Director, Clinical Trials Centre, UCL Biomedica, University College London, UK, as well as Dr. Jon Alsenas, CEO and Dr. Ross Murdoch, COO of Prana.

To view the event, please go to the following weblink: http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=135452&eventID=954614.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

Contacts:
Jon Alšënas, CEO, Prana Biotechnology Ltd.
1-203-328-3097

Ivette Almeida, Media Relations / Rachel Levine, Investor Relations
1-212-983-1702 ext. 209        1-212-983-1702 ext. 207

Item 1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: October 20, 2004